UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 14, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on December 14, 2016.

Luxottica Group issues financial calendar for FY 2017

Milan, December 14, 2016 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, issued today the following financial calendar for fiscal year 2017:

BOARD OF DIRECTORS

Monday, January 30, 2017	Consolidated net sales for the twelve-month period ended December 31, 2016
Wednesday, March 1, 2017	Consolidated results for the fourth quarter of 2016; draft statutory and consolidated financial statements for fiscal year 2016
Friday, April 28, 2017	Consolidated net sales for the three-month period ended March 31, 2017
Monday, July 24, 2017	Consolidated results for the six-month period ended June 30, 2017
Monday, October 23, 2017	Consolidated net sales for the nine-month period ended September 30, 2017

After each meeting of the Group’s Board of Directors set forth above, Luxottica will issue a press release and, except for the meeting on January 30, hold an investor conference call and webcast to present sales and/or earnings results, as applicable, for the relevant period(s) to the financial community. Moreover the Group will host an Investor and Analyst Presentation on Thursday March 2.

SHAREHOLDERS’ MEETING

Friday, April 28 2017	Approval of statutory financial statements for fiscal year 2016

Any changes to the above calendar will be broadly communicated.

Contacts:

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co. and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of over 7,400 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America and Sunglass Hut worldwide. In 2015,

Luxottica posted net sales of approximately Euro 9 billion and approximately 79,000 employees. Additional information on the Group is available at www.luxottica.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: December 14, 2016		MICHAEL A. BOXER
Group General Counsel